

05067636

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	**000-0809-940**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 27, 2005, MLMI Series 2005-A7	**333-127233**

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
PROCESSING
RECEIVED
OCT 0 3 2005
WASH., D.C.
199
SECTION



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: 

Name: *Matthew Whalen*

Title: *Managing Director*

08564

Dated: September 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[406,115,000] (approximate)
Offered Certificates

MLMI 2005-A7

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

September [19], 2005

IMPORTANT NOTICES

This document and the information contained herein (the "Computational Materials") are confidential and may not be used by or disclosed to any person other than the person to whom they were originally delivered and such person's legal, tax, financial and/or accounting advisors. If you have received these Computational Materials in error, please notify the sending party immediately by telephone and return the original to such party by mail. Notwithstanding the foregoing, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the securities, and all materials of any kind relating to such federal tax treatment and structure, other than the identity of the issuer and information that would permit the identification of the issuer.

These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

CONTACTS

MBS/ABS Trading/Syndicate

Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Charles Macintosh	212-449-3659	charles_macintosh@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com

Global Asset Backed Finance

Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tim Loughlin	212-449-1646	timothy_loughlin@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com
Yimin Ge	212-449-9401	yimin_ge@ml.com
Hoi Yee Leung	212-449-1901	hoiyee_leung@ml.com

DEAL STRUCTURE SUMMARY:

MLMI 2005-A7

$[406,115,000] (Approximate, Subject to Final Collateral)
Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance	WAL (Yrs) (Roll/Mat)[1]	Payment Window (Months) (Roll/Mat)[1]	Pass-Through Rates	Tranche Type	Expected Rtgs S&P/Fitch
1-A	$78,788,000	2.89 / 3.33	1 - 80 / 1 - 356	WAC[2]	Senior	AAA/AAA
2-A	$370,670,000	3.19 / 3.36	1 - 118 / 1 - 358	WAC[3]	Senior	AAA/AAA
M-1	$6,487,000	5.83 / 6.38	1 - 118 / 1 - 358	WAC[4]	Mezzanine	AA/AA
M-2	$2,780,000	5.83 / 6.38	1 - 118 / 1 - 358	WAC[4]	Mezzanine	A/A
M-3	$1,390,000	5.83 / 6.38	1 - 118 / 1 - 358	WAC[4]	Mezzanine	BBB/BBB
B-1	$1,390,000	Information Not Provided Hereby			Subordinate	BB/BB
B-2	$695,000				Subordinate	B+/B
B-3	$1,160,704				Subordinate	NR/NR
Total	$463,360,704					

(1) The WAL and Payment Windows to Roll and to Maturity for the Class 1-A Certificates and Class 2-A Certificates are shown assuming all loans are paid on their first reset date ("CPB") at pricing speed of 25% CPR. The WAL and Payment Windows to Maturity for the Class 1-A Certificates and Class 2-A Certificates are shown at pricing speed of 25% CPR (as described herein).
(2) The Class 1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans.
(3) The Class 2-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 2 Mortgage Loans.
(4) The Class M-1, Class M-2 and Class M-3 Certificates will bear interest at a variable rate (the "Pass-Through Rate") equal to the weighted average of the weighted average of the Net Rates of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of subtracting from the aggregate stated principal balance of each group of mortgage loans, the aggregate certificate principal balance of the related Senior Certificates.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Trustee:	Wachovia Bank, National Association.
Rating Agencies:	S&P and Fitch will rate the Senior Certificates. S&P will rate the Mezzanine and Subordinate Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this preliminary Term Sheet.
Cut-off Date:	September 1, 2005.
Pricing Date:	On or about September [21] 2005.
Closing Date:	On or about September [30], 2005.
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in October 2005.
Certificates:	The "Senior Certificates" will consist of the Class 1-A Certificates and Class 2-A Certificates (collectively, the "Class A Certificates"). The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class 1-A, Class 2-A, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that, for federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced assuming all loans are paid on their first reset date ("CPB") at a prepayment speed of 25% CPR.

Mortgage Loans: The trust will consist of two groups of approximately 814 adjustable rate, prime mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $463,360,704 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 89.05%, 10.85% and 0.10% of the Mortgage Loans are indexed based on one-year LIBOR, six-month LIBOR and one-year Treasury, respectively, and substantially all have original terms to maturity of 30 years.

Approximately 12.47% and 69.74% of the Mortgage Loans are scheduled to pay interest only for the first seven and ten years, respectively. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group 1 Mortgage Loans: As of the Cut-off Date, the Group 1 Mortgage Loans have an aggregate principal balance of approximately $81,225,769, which equals approximately 17.53% of the Mortgage Loans.

Approximately 71.14% of the Mortgage Loans are scheduled to pay interest only for the first seven years. After the first seven years, all of the Group 1 Mortgage Loans adjust annually thereafter. Approximately 3.21% and 96.79% of the Group 1 Mortgage Loans are subject to an interest rate cap of 2.000% and 5.000%, respectively, on the first adjustment date and a periodic rate cap of 2.000% on each adjustment date thereafter. All of the Group 1 Mortgage Loans are subject to a maximum mortgage rate equal to the initial mortgage rate plus 5.000%.

All of the Group 1 Mortgage Loans are indexed based on one-year LIBOR. Approximately 71.14% of the Group 1 Mortgage Loans are scheduled to pay interest only for the first seven years. After such seven-year interest-only term, Group 1 Mortgage Loans are scheduled to amortize on a 23-year fully amortizing basis.

Group 2 Mortgage Loans: As of the Cut-off Date, the Group 2 Mortgage Loans have an aggregate principal balance of approximately $382,134,936, which equals approximately 82.47% of the Mortgage Loans.

Approximately 84.56% of the Group 2 Mortgage Loans are scheduled to pay interest only for the first ten years. After the first ten years, approximately 13.15% and 86.85% of the Group 2 Mortgage Loans adjust semi-annually and annually, respectively, thereafter. Approximately 1.28% and 98.72% of the Group 2 Mortgage Loans are subject to an interest rate cap of 2.000% and 5.000%, respectively, on the first adjustment date and approximately 13.15% and 86.85% of the Group 2 Mortgage Loans are subject to a periodic rate cap of 1.000% and 2.000%, respectively, on each adjustment date thereafter. Approximately 86.85% and 13.15% of the

Group 2 Mortgage Loans are subject to a maximum mortgage rate equal to the initial mortgage rate plus 5.000% and 6.000%, respectively.

Approximately 13.15%, 86.73% and 0.12% of the Group 2 Mortgage Loans are indexed based on six-month LIBOR, one-year LIBOR and one-year Treasury, respectively. Approximately 84.56% of the Group 2 Mortgage Loans are scheduled to pay interest only for the first ten years. After such ten-year interest-only term, the Group 2 Mortgage Loans are generally scheduled to amortize on a 20-year fully amortizing basis, respectively.

Accrual Period: The interest accrual period for the Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/AAA	97.00%	3.00%
Class M-1	AA/AA	1.40%	1.60%
Class M-2	A/A	0.60%	1.00%
Class M-3	BBB/BBB	0.30%	0.70%

*Preliminary and subject to revision.

Shifting Interest: Prior to the Distribution Date occurring in October 2012, the Mezzanine Certificates and Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Mezzanine Certificates and Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Mezzanine Certificates and Subordinate Certificates are as follows:

October 2005 - September 2012	0% Pro Rata Share
October 2012 - September 2013	30% Pro Rata Share
October 2013 - September 2014	40% Pro Rata Share
October 2014 - September 2015	60% Pro Rata Share
October 2015 - September 2016	80% Pro Rata Share
October 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates reaches twice the initial subordination, on or after the Distribution Date in October 2008, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior, Mezzanine and Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Mezzanine Certificates and Subordinate Certificates will be allocated to the Senior Certificates.

Allocation of Realized Losses: Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; second, to the Mezzanine Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; and third to the Senior Certificates, pro-rata until their certificate principal balance has been reduced to zero.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans in the related mortgage group (in the case of the Class 1-A Certificates and Class 2-A Certificates and both mortgage groups (in the case of the Mezzanine and Subordinate Certificates), in the following order of priority:

1) To the Senior Certificates, accrued and unpaid interest at the respective pass-through rate;
2) Concurrently as follows,
   i) To the Class 1-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group 1 Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3) below).
   ii) To the Class 2-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group 2 Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3)) below).
3) Sequentially to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, in each case up to an amount equal to and in the following order, (i) first, accrued and unpaid interest at the respective Pass-Through Rate and (ii) second, such Class' pro-rata share of principal as described under "Shifting Interest" above, until their respective certificate principal balances are reduced to zero.

Assumptions:

25% CPR
To Weighted Average Roll Date
Initial 6 Month LIBOR: 4.0200%
Initial 1 Year LIBOR: 4.1713%
Initial 1 Year Treasury: 3.8100%

Assumed Mortgage Loan Characteristics

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Orig Term (mos)	Rem Term (mos)	Orig Amort Term (Less IO Term) (mos)	Rem Amort Term (Less IO Term) (mos)	Orig IO Term (mos)	Rem IO Term (mos)	Gross Margin (%)	Initial Rate Change Cap(%)	Periodic Cap(%)	Max Rate (%)	Min Rate (%)	Rate Change Freq (mos)	Number Of Months Until Next Rate Adj Date	Index	Group
23,441,416.31	5.591	5.27	360	356	360	356	0	0	2.25	5.000	2	10.591	2.252	12	80	1 YR LIBOR	1
57,784,352.25	5.605	5.297	360	356	276	276	84	80	2.25	4.864	2	10.605	2.25	12	80	1 YR LIBOR	1
40,803,454.91	5.623	5.373	360	358	360	358	0	0	2.25	4.969	2	10.623	2.25	12	118	1 YR LIBOR	2
2,869,111.68	5.57	5.32	360	358	360	358	0	0	2.25	5.000	2	10.570	2.25	12	118	1 YR LIBOR	2
4,857,794.61	5.589	5.339	360	358	360	358	0	0	2.25	5.000	2	10.589	2.25	12	118	1 YR LIBOR	2
2,069,256.24	5.608	5.358	360	358	360	358	0	0	2.25	5.000	2	10.608	2.25	12	118	1 YR LIBOR	2
471,081.67	5.875	5.625	360	358	360	358	0	0	2.75	5.000	2	10.875	2.75	12	118	1 YR TRSY	2
216,098,110.72	5.697	5.447	360	357	240	240	120	117	2.25	4.938	2	10.697	2.25	12	117	1 YR LIBOR	2
43,497,927.16	5.59	5.34	360	358	240	240	120	118	2.25	5.000	2	10.590	2.25	12	118	1 YR LIBOR	2
15,754,407.54	5.615	5.365	360	358	240	240	120	118	2.25	5.000	2	10.615	2.25	12	118	1 YR LIBOR	2
5,458,837.36	5.661	5.411	360	358	240	240	120	118	2.25	5.000	2	10.661	2.25	12	118	1 YR LIBOR	2
6,030,813.11	5.622	5.247	360	358	360	358	0	0	2.75	5.000	1	11.622	2.75	6	118	6 MO LIBOR	2
1,891,635.17	5.759	5.384	360	358	360	358	0	0	2.75	5.000	1	11.759	2.75	6	118	6 MO LIBOR	2
32,346,437.61	5.777	5.402	360	358	240	240	120	118	2.75	5.000	1	11.777	2.75	6	118	6 MO LIBOR	2
9,986,067.78	5.561	5.186	360	358	240	240	120	118	2.75	5.000	1	11.561	2.75	6	118	6 MO LIBOR	2

AGGREGATE MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance	$463,360,704.12
Total Number of Loans	814

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$569,239.19	$53,154.34	$2,349,388.02
Original Balance	$573,558.27	$53,274.00	$2,350,000.00
Loan Rate	5.660%	4.625%	6.625%
Servicing Fee	0.274%	0.250%	0.375%
Net Loan Rate	5.386%	4.375%	6.375%
Gross Margin	2.305%	2.250%	2.750%
Maximum Loan Rate	10.769%	9.625%	12.625%
Original LTV	70.51%	17.76%	95.00%
Credit Score	748	624	829
Original Term (mos)	360	312	360
Remaining Term (mos)	357	308	359
Seasoning (mos)	3	1	9
Next Rate Reset	111	75	119
Rate Adj Freq	11	6	12
First Rate Adj Freq	114	84	120
IO Original Term (2)	115	84	120
IO Remaining Term (2)	112	75	119
Top State Concentrations ($)	CA(52.88%),VA(8.06%),MD(5.87%),FL(4.28%),IL(2.56%)		
First Pay Date		01/01/2005	09/01/2005
Rate Change Date		12/01/2011	08/01/2015
Maturity Date		05/01/2031	08/01/2035

(1) Based on current balances
(2) For Interest-Only loans.

TOTAL MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1 Year LIBOR	694	$412,634,668.78	89.05%	5.653%	748	$594,574	70.93%	38.77%	82.06%
6 Month LIBOR	119	50,254,953.67	10.85	5.715	752	422,311	66.98	35.16	84.24
1 Year Treasury	1	471,081.67	0.10	5.875	714	471,082	79.93	0.00	0.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10/1 LIBOR Loans	83	$50,599,617.44	10.92%	5.616%	751	$609,634	69.85%	20.08%	0.00%
10/1 Treasury Loans	1	471,081.67	0.10	5.875	714	471,082	79.93	0.00	0.00
10/1 LIBOR IO Loans	463	280,809,282.78	60.60	5.675	748	606,500	71.34	29.86	100.00
10/6 LIBOR Loans	20	7,922,448.28	1.71	5.654	764	396,122	65.20	57.59	0.00
10/6 LIBOR IO Loans	99	42,332,505.39	9.14	5.726	749	427,601	67.31	30.97	100.00
7/1 LIBOR Loans	44	23,441,416.31	5.06	5.591	737	532,759	71.25	91.16	0.00
7/1 LIBOR IO Loans	104	57,784,352.25	12.47	5.605	747	555,619	69.74	77.21	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	148	$82,434,563.70	17.79%	5.614%	748	$556,990	69.86%	43.78%	0.00%
84 Month Interest-Only	104	57,784,352.25	12.47	5.605	747	555,619	69.74	77.21	100.00
120 Month Interest-Only	562	323,141,788.17	69.74	5.682	748	574,985	70.81	30.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

TOTAL MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
0.01 to 100,000.00	1	$53,154.34	0.01%	5.375%	780	$53,154	17.76%	0.00%	0.00%
100,000.01 to 200,000.00	14	2,164,558.88	0.47	5.812	752	154,611	71.19	44.05	77.07
200,000.01 to 300,000.00	20	4,949,452.54	1.07	5.708	747	247,473	72.02	26.16	83.78
300,000.01 to 400,000.00	119	45,210,766.71	9.76	5.707	743	379,922	70.93	36.73	79.85
400,000.01 to 500,000.00	235	105,741,215.44	22.82	5.669	750	449,963	71.29	41.88	80.10
500,000.01 to 600,000.00	169	92,804,012.04	20.03	5.684	746	549,136	72.60	37.91	79.23
600,000.01 to 700,000.00	107	68,468,366.99	14.78	5.684	744	639,891	71.99	37.75	88.87
700,000.01 to 800,000.00	50	37,453,300.62	8.08	5.646	751	749,066	73.89	41.71	92.03
800,000.01 to 900,000.00	22	18,907,056.32	4.08	5.561	732	859,412	68.40	41.08	95.51
900,000.01 to 1,000,000.00	51	49,861,426.30	10.76	5.600	749	977,675	66.40	27.32	78.85
1,000,000.01 to 1,100,000.00	2	2,114,000.00	0.46	5.813	736	1,057,000	63.00	50.24	100.00
1,100,000.01 to 1,200,000.00	6	7,119,611.35	1.54	5.830	758	1,186,602	58.23	16.64	66.42
1,200,000.01 to 1,300,000.00	3	3,735,822.84	0.81	5.500	788	1,245,274	66.29	66.27	100.00
1,300,000.01 to 1,400,000.00	2	2,706,761.73	0.58	5.560	790	1,353,381	61.95	48.39	0.00
1,400,000.01 to 1,500,000.00	6	8,847,609.42	1.91	5.688	768	1,474,602	71.55	50.81	66.63
1,500,000.01 to 2,000,000.00	6	10,874,200.58	2.35	5.268	756	1,812,367	63.30	33.12	85.28
2,000,000.01 to 2,500,000.00	1	2,349,388.02	0.51	6.250	795	2,349,388	39.17	100.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
4.501 to 4.750	2	$2,082,500.00	0.45%	4.650%	790	$1,041,250	67.59%	0.00%	100.00%
4.751 to 5.000	7	4,620,084.75	1.00	4.928	760	660,012	73.49	39.92	87.82
5.001 to 5.250	41	24,218,567.76	5.23	5.217	742	590,697	66.88	49.12	75.48
5.251 to 5.500	222	135,340,730.00	29.21	5.457	753	609,643	68.20	42.62	77.76
5.501 to 5.750	311	175,841,974.18	37.95	5.690	748	565,408	71.89	37.53	84.03
5.751 to 6.000	186	97,046,806.39	20.94	5.908	742	521,757	72.33	34.93	83.20
6.001 to 6.250	33	17,571,771.79	3.79	6.176	747	532,478	68.48	29.19	94.61
6.251 to 6.500	9	5,109,709.25	1.10	6.438	730	567,745	71.95	23.49	90.18
6.501 to 6.750	3	1,528,560.00	0.33	6.625	748	509,520	71.23	0.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
301 to 312	1	$381,600.00	0.08%	5.625%	772	$381,600	80.00%	100.00%	100.00%
349 to 360	813	462,979,104.12	99.92	5.660	748	569,470	70.50	38.29	82.19
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10.01 to 20.00	1	$53,154.34	0.01%	5.375%	780	$53,154	17.76%	0.00%	0.00%
20.01 to 30.00	4	2,443,306.19	0.53	5.490	784	610,827	23.27	59.07	78.99
30.01 to 40.00	17	11,005,224.90	2.38	5.680	766	647,366	36.91	42.71	100.00
40.01 to 50.00	39	25,318,102.80	5.46	5.672	758	649,182	46.40	38.84	72.77
50.01 to 60.00	70	42,583,419.67	9.19	5.623	744	608,335	55.54	23.07	81.50
60.01 to 70.00	172	102,985,734.98	22.23	5.593	753	598,754	66.53	45.44	80.28
70.01 to 75.00	106	64,897,140.92	14.01	5.680	742	612,237	73.55	42.10	83.79
75.01 to 80.00	400	212,266,504.44	45.81	5.691	746	530,666	79.51	36.01	83.05
85.01 to 90.00	3	1,296,729.76	0.28	6.061	742	432,243	89.95	100.00	100.00
90.01 to 95.00	2	511,386.12	0.11	6.111	740	255,693	95.00	0.00	44.38
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
601 to 625	1	$375,256.17	0.08%	6.000%	624	$375,256	70.00%	100.00%	100.00%
626 to 650	8	4,113,289.45	0.89	5.672	645	514,161	67.95	100.00	41.85
651 to 675	29	16,742,788.92	3.61	5.634	665	577,338	73.90	55.21	77.05
676 to 700	59	30,870,956.61	6.66	5.724	690	523,237	70.92	53.55	78.37
701 to 725	143	78,333,629.72	16.91	5.689	713	547,788	71.23	31.55	85.95
726 to 750	159	94,444,016.02	20.38	5.671	739	593,988	71.39	30.55	88.60
751 to 775	187	106,424,100.01	22.97	5.655	764	569,113	71.15	31.54	79.00
776 to 800	193	112,064,614.72	24.19	5.629	787	580,646	68.32	46.62	80.40
801 to 825	34	19,222,052.50	4.15	5.620	808	565,354	69.46	37.65	82.14
826 to 850	1	770,000.00	0.17	5.500	829	770,000	70.00	100.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

TOTAL MORTGAGE LOANS

TOTAL MORTGAGE LOANS

Geographic Area

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Alabama	1	$647,806.00	0.14%	5.500%	702	$647,806	79.75%	0.00%	0.00%
Arizona	15	7,780,782.51	1.68	5.758	739	518,719	69.02	39.12	94.87
California	411	245,030,638.16	52.88	5.656	747	596,182	69.71	28.15	81.64
Colorado	19	9,553,764.14	2.06	5.700	763	502,830	68.95	51.56	95.38
Connecticut	16	10,452,618.57	2.26	5.630	764	653,289	64.52	54.00	95.53
Delaware	5	2,504,742.29	0.54	5.716	759	500,948	75.48	62.55	100.00
District of Columbia	7	4,412,699.34	0.95	5.711	746	630,386	74.38	77.38	100.00
Florida	35	19,837,136.90	4.28	5.706	746	566,775	71.09	43.08	94.99
Georgia	16	8,221,009.02	1.77	5.551	755	513,813	72.58	61.23	80.67
Hawaii	2	920,000.00	0.20	5.557	728	460,000	65.90	0.00	100.00
Idaho	3	1,751,000.00	0.38	5.773	763	583,667	78.91	0.00	100.00
Illinois	20	11,873,189.02	2.56	5.588	721	593,659	67.39	54.90	69.58
Indiana	1	511,658.29	0.11	5.500	791	511,658	67.83	100.00	0.00
Kansas	1	381,600.00	0.08	5.625	772	381,600	80.00	100.00	100.00
Kentucky	1	411,300.00	0.09	5.625	783	411,300	73.06	0.00	100.00
Maine	1	219,257.11	0.05	5.375	769	219,257	64.71	100.00	0.00
Maryland	48	27,191,383.95	5.87	5.639	746	566,487	72.16	61.10	89.77
Massachusetts	10	7,195,520.90	1.55	5.763	752	719,552	70.62	30.57	39.37
Michigan	3	2,099,777.10	0.45	5.778	755	699,926	73.28	52.38	100.00
Minnesota	5	3,247,600.00	0.70	5.714	740	649,520	68.94	62.22	100.00
Mississippi	1	126,002.18	0.03	5.750	762	126,002	80.00	0.00	0.00
Montana	1	536,000.00	0.12	5.875	750	536,000	80.00	0.00	100.00
Nebraska	2	898,600.00	0.19	5.779	745	449,300	79.98	77.19	100.00
Nevada	9	4,790,304.16	1.03	5.783	754	532,256	76.37	0.00	91.90
New Jersey	13	6,239,880.27	1.35	5.687	728	479,991	69.38	35.09	82.36
New York	11	6,238,724.34	1.35	5.656	738	567,157	69.60	25.62	65.68
North Carolina	12	7,271,507.54	1.57	5.654	761	605,959	73.19	21.11	93.77
Ohio	9	4,419,881.93	0.95	5.677	740	491,098	74.10	71.62	55.38
Oregon	5	2,866,410.03	0.62	5.448	719	573,282	75.42	100.00	85.53
Pennsylvania	5	2,283,274.57	0.49	5.706	716	456,655	73.16	37.51	53.41
Rhode Island	3	1,272,890.71	0.27	5.510	772	424,297	67.70	67.95	44.11
South Carolina	3	1,304,593.19	0.28	5.538	753	434,864	68.94	34.53	65.47
Tennessee	5	2,208,712.53	0.48	5.547	756	441,743	78.94	19.56	79.79
Texas	13	6,997,602.81	1.51	5.594	752	538,277	71.80	58.41	66.54
Utah	2	530,200.00	0.11	5.625	722	265,100	76.91	100.00	100.00
Virginia	73	37,361,748.47	8.06	5.720	751	511,805	71.39	56.33	87.56
Washington	23	11,760,888.09	2.54	5.529	770	511,343	75.47	56.24	56.18
Wisconsin	3	1,442,000.00	0.31	5.751	777	480,667	64.00	0.00	100.00
Wyoming	1	568,000.00	0.12	5.750	692	568,000	80.00	0.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

TOTAL MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	765	$433,054,609.02	93.46%	5.652%	747	$566,084	70.61%	37.63%	81.95%
Second Home	48	29,917,645.10	6.46	5.762	758	623,284	68.95	49.09	85.76
Investment	1	388,450.00	0.08	6.500	656	388,450	79.83	0.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family Residence	505	$290,682,975.60	62.73%	5.655%	748	$575,610	69.71%	41.42%	81.51%
PUD	214	123,116,022.07	26.57	5.659	748	575,309	70.79	31.77	84.88
Condo	85	42,647,214.18	9.20	5.700	751	501,732	74.84	38.01	80.44
2-4 Family	4	2,926,038.63	0.63	5.559	717	731,510	70.59	34.86	59.13
Co-op	3	2,408,553.64	0.52	5.556	744	802,851	71.27	22.31	77.69
Townhouse	3	1,579,900.00	0.34	6.070	743	526,633	77.75	23.95	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	487	$280,910,425.87	60.62%	5.638%	753	$576,818	74.50%	34.92%	82.27%
Refinance - Rate Term	136	79,959,842.76	17.26	5.681	743	587,940	65.70	37.95	80.86
Refinance - Cashout	191	102,490,435.49	22.12	5.706	740	536,599	63.33	48.01	83.10
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**



TOTAL MORTGAGE LOANS

Loan Documentation

Countrywide Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Preferred	291	$168,858,656.97	36.44%	5.679%	751	$580,270	71.90%	0.00%	83.04%
Alternative	86	57,244,215.85	12.35	5.584	739	665,630	70.82	0.00	78.57
Full Documentation	74	50,332,635.82	10.86	5.644	742	680,171	70.27	100.00	82.68
Reduced	1	388,450.00	0.08	6.500	656	388,450	79.83	0.00	100.00
Sub-Total:	**452**	**$276,823,958.64**	**59.74%**	**5.654%**	**747**	**$612,442**	**71.39%**	**18.18%**	**82.07%**

NatCity Underwriting									
FULL-ALT	134	$75,866,391.21	16.37%	5.691%	754	$566,167	72.75%	100.00%	86.84%
Stated	34	20,480,174.15	4.42	5.753	752	602,358	61.86	0.00	91.72
Sub-Total:	**168**	**$96,346,565.36**	**20.79%**	**5.704%**	**753**	**$573,491**	**70.43%**	**78.74%**	**87.88%**

Indymac Underwriting									
Fast Forward	69	$28,283,193.83	6.10%	5.807%	757	$409,901	69.11%	0.00%	90.47%
Full Documentation	40	17,671,750.11	3.81	5.574	743	441,794	64.25	100.00	74.18
Reduced	10	4,300,009.73	0.93	5.686	748	430,001	64.17	0.00	84.55
Sub-Total:	**119**	**$50,254,953.67**	**10.85%**	**5.715%**	**752**	**$422,311**	**66.98%**	**35.16%**	**84.24%**

WAMU Underwriting									
Full Documentation	64	$33,781,296.28	7.29%	5.537%	736	$527,833	69.46%	100.00%	62.04%
VVOE	6	3,695,358.83	0.80	5.493	754	615,893	68.68	0.00	100.00
Streamline	4	2,082,472.99	0.45	5.436	751	520,618	67.17	0.00	100.00
Low	1	376,098.35	0.08	5.375	682	376,098	40.86	0.00	0.00
Sub-Total:	**75**	**$39,935,226.45**	**8.62%**	**5.526%**	**738**	**$532,470**	**69.00%**	**84.59%**	**66.95%**

Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
2.001 to 2.250	694	$412,634,668.78	89.05%	5.653%	748	$594,574	70.93%	38.77%	82.06%
2.501 to 2.750	120	50,726,035.34	10.95	5.716	751	422,717	67.10	34.84	83.45
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
9.501 to 9.750	2	$2,082,500.00	0.45%	4.650%	790	$1,041,250	67.59%	0.00%	100.00%
9.751 to 10.000	6	4,225,784.75	0.91	4.933	762	704,297	74.85	34.32	86.68
10.001 to 10.250	34	21,153,548.91	4.57	5.222	741	622,163	68.69	43.54	77.98
10.251 to 10.500	192	121,223,306.41	26.16	5.457	752	631,371	69.27	42.85	76.04
10.501 to 10.750	281	164,484,399.01	35.50	5.690	748	585,354	72.11	37.52	84.70
10.751 to 11.000	150	81,471,085.73	17.58	5.905	741	543,141	72.43	36.49	82.81
11.001 to 11.250	29	17,179,675.24	3.71	6.002	747	592,403	63.71	45.49	89.18
11.251 to 11.500	37	17,953,632.84	3.87	5.668	750	485,233	61.44	38.65	91.35
11.501 to 11.750	32	12,266,135.17	2.65	5.757	757	383,317	68.76	34.97	76.20
11.751 to 12.000	37	15,970,020.66	3.45	5.902	744	431,622	71.47	28.58	85.59
12.001 to 12.250	11	3,457,115.40	0.75	6.163	745	314,283	79.76	0.00	89.29
12.251 to 12.500	2	1,273,500.00	0.27	6.375	763	636,750	77.21	0.00	100.00
12.501 to 12.750	1	620,000.00	0.13	6.625	731	620,000	74.34	0.00	100.00
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**



TOTAL MORTGAGE LOANS

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Principal Outstanding the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
December 2011	2	$811,979.63	0.18%	5.979%	709	$405,990	61.87%	53.68%	53.68%
January 2012	2	1,311,159.21	0.28	5.282	733	655,580	66.76	31.37	68.63
February 2012	2	968,020.68	0.21	5.582	655	484,010	58.77	100.00	0.00
March 2012	3	1,256,141.11	0.27	5.630	760	418,714	66.70	68.29	100.00
April 2012	25	13,182,294.90	2.84	5.487	746	527,292	68.52	100.00	65.67
May 2012	79	42,901,566.30	9.26	5.640	740	543,058	71.84	81.08	72.24
June 2012	35	20,794,606.73	4.49	5.596	756	594,132	69.09	73.78	74.76
January 2015	1	420,881.23	0.09	5.625	691	420,881	58.63	0.00	100.00
April 2015	4	1,867,094.90	0.40	5.477	771	466,774	66.89	79.81	73.90
May 2015	99	61,587,190.14	13.29	5.738	757	622,093	68.83	68.19	95.83
June 2015	198	115,539,194.90	24.94	5.700	748	583,531	71.84	26.80	84.89
July 2015	345	191,376,478.11	41.30	5.635	747	554,714	70.60	17.96	80.84
August 2015	19	11,344,096.28	2.45	5.721	742	597,058	67.87	25.06	84.06
Total:	**814**	**$463,360,704.12**	**100.00%**	**5.660%**	**748**	**$569,239**	**70.51%**	**38.34%**	**82.21%**

GROUP 1 MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$81,225,768.56	
Total Number of Loans		148	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$548,822.76	$143,358.50	$1,495,133.81
Original Balance	$553,162.34	$360,880.00	$1,500,000.00
Loan Rate	5.601%	5.000%	6.500%
Servicing Fee	0.311%	0.250%	0.375%
Net Loan Rate	5.289%	4.625%	6.250%
Gross Margin	2.250%	2.250%	2.250%
Maximum Loan Rate	10.601%	10.000%	11.500%
Original LTV	70.18%	27.11%	90.00%
Credit Score	744	624	816
Original Term (mos)	360	360	360
Remaining Term (mos)	356	351	357
Seasoning (mos)	4	3	9
Next Rate Reset	80	75	81
Rate Adj Freq	12	12	12
First Rate Adj Freq	84	84	84
IO Original Term (2)	84	84	84
IO Remaining Term (2)	80	75	81
Top State Concentrations ($)	CA(42.61%),VA(8.73%),WA(7.08%),MD(6.25%),FL(5.13%)		
First Pay Date		01/01/2005	07/01/2005
Rate Change Date		12/01/2011	06/01/2012
Maturity Date		12/01/2034	06/01/2035

(1) Based on current balances
(2) For Interest-Only loans.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1 Year LIBOR	148	$81,225,768.56	100.00%	5.601%	744	$548,823	70.18%	81.23%	71.14%
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
7/1 LIBOR Loans	44	$23,441,416.31	28.86%	5.591%	737	$532,759	71.25%	91.16%	0.00%
7/1 LIBOR IO Loans	104	57,784,352.25	71.14	5.605	747	555,619	69.74	77.21	100.00
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	44	$23,441,416.31	28.86%	5.591%	737	$532,759	71.25%	91.16%	0.00%
84 Month Interest-Only	104	57,784,352.25	71.14	5.605	747	555,619	69.74	77.21	100.00
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

GROUP 1 MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
100,000.01 to 200,000.00	1	$143,358.50	0.18%	5.750%	790	$143,359	80.00%	100.00%	100.00%
300,000.01 to 400,000.00	23	8,731,628.55	10.75	5.695	723	379,636	71.83	82.49	53.06
400,000.01 to 500,000.00	56	25,293,370.53	31.14	5.601	746	451,667	71.43	91.31	73.32
500,000.01 to 600,000.00	30	16,541,495.05	20.36	5.635	756	551,383	72.31	84.48	63.64
600,000.01 to 700,000.00	17	10,901,726.61	13.42	5.572	744	641,278	70.81	70.70	82.58
700,000.01 to 800,000.00	5	3,730,081.65	4.59	5.348	762	746,016	72.17	78.56	100.00
800,000.01 to 900,000.00	5	4,425,133.16	5.45	5.547	726	885,027	60.72	59.55	100.00
900,000.01 to 1,000,000.00	9	8,768,985.64	10.80	5.526	741	974,332	65.54	77.51	77.30
1,100,000.01 to 1,200,000.00	1	1,194,855.06	1.47	5.875	763	1,194,855	56.47	0.00	0.00
1,400,000.01 to 1,500,000.00	1	1,495,133.81	1.84	5.875	723	1,495,134	71.43	100.00	0.00
Total:	148	$81,225,768.56	100.00%	5.601%	744	$548,823	70.18%	81.23%	71.14%

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
4.751 to 5.000	3	$1,450,084.75	1.79%	5.000%	788	$483,362	68.80%	100.00%	61.19%
5.001 to 5.250	14	8,710,358.18	10.72	5.224	748	622,168	69.63	64.40	72.07
5.251 to 5.500	49	26,527,282.99	32.66	5.451	750	541,373	67.78	80.86	65.09
5.501 to 5.750	52	29,089,762.96	35.81	5.679	743	559,419	71.25	89.54	82.11
5.751 to 6.000	22	11,793,165.03	14.52	5.890	733	536,053	71.79	74.85	58.43
6.001 to 6.250	4	1,952,829.30	2.40	6.149	731	488,207	70.63	71.58	70.44
6.251 to 6.500	4	1,702,285.35	2.10	6.407	720	425,571	81.49	70.52	70.52
Total:	148	$81,225,768.56	100.00%	5.601%	744	$548,823	70.18%	81.23%	71.14%

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
349 to 360	148	$81,225,768.56	100.00%	5.601%	744	$548,823	70.18%	81.23%	71.14%
Total:	148	$81,225,768.56	100.00%	5.601%	744	$548,823	70.18%	81.23%	71.14%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
20.01 to 30.00	1	$513,350.98	0.63%	5.500%	784	$513,351	27.11%	100.00%	0.00%
30.01 to 40.00	4	2,664,476.23	3.28	5.459	765	666,119	38.73	29.23	100.00
40.01 to 50.00	7	4,070,500.20	5.01	5.537	706	581,500	46.64	80.32	78.53
50.01 to 60.00	8	4,930,202.21	6.07	5.672	733	616,275	55.14	51.33	53.33
60.01 to 70.00	37	20,483,783.07	25.22	5.539	753	553,616	66.34	81.82	82.29
70.01 to 75.00	27	17,174,458.77	21.14	5.614	733	636,091	73.44	73.83	68.88
75.01 to 80.00	62	30,565,997.10	37.63	5.629	749	493,000	79.41	93.65	64.73
85.01 to 90.00	2	823,000.00	1.01	6.240	725	411,500	90.00	100.00	100.00
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted-Average Original LTV	Percent Full Doc	Percent Interest-Only
601 to 625	1	$375,256.17	0.46%	6.000%	624	$375,256	70.00%	100.00%	100.00%
626 to 650	7	3,669,289.45	4.52	5.633	644	524,184	66.50	100.00	34.82
651 to 675	7	3,863,169.22	4.76	5.577	664	551,881	71.78	84.21	43.24
676 to 700	11	5,208,273.82	6.41	5.693	686	473,479	70.77	76.02	65.84
701 to 725	17	10,673,621.55	13.14	5.702	712	627,860	70.44	81.67	69.75
726 to 750	30	15,900,872.55	19.58	5.573	739	530,029	67.77	77.39	89.26
751 to 775	25	14,183,502.42	17.46	5.634	763	567,340	72.86	74.24	73.69
776 to 800	46	25,567,494.00	31.48	5.540	786	555,815	70.56	83.65	68.72
801 to 825	4	1,784,289.38	2.20	5.486	812	446,072	65.77	100.00	76.92
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

GROUP 1 MORTGAGE LOANS

Geographic Area

Geographic Area	Number Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Arizona	1	$725,000.00	0.89%	5.375%	777	$725,000	64.88%	100.00%%	100.00%
California	62	34,607,669.45	42.61	5.546	744	558,188	67.85	75.23	73.20
Colorado	4	2,009,819.24	2.47	5.519	747	502,455	64.79	100.00	100.00
Delaware	1	647,012.53	0.80	5.500	762	647,013	76.92	100.00	100.00
District of Columbia	2	1,386,798.05	1.71	5.710	733	693,399	76.61	100.00	100.00
Florida	7	4,163,620.14	5.13	5.609	741	594,803	74.29	72.13	91.20
Georgia	4	2,492,546.33	3.07	5.475	723	623,137	73.28	84.56	60.07
Illinois	8	3,458,933.09	4.26	5.588	717	432,367	77.75	100.00	52.06
Indiana	1	511,658.29	0.63	5.500	791	511,658	67.83	100.00	0.00
Maryland	10	5,072,782.31	6.25	5.714	726	507,278	74.25	100.00	85.02
Massachusetts	3	2,478,508.24	3.05	5.942	765	826,169	66.57	51.79	51.79
Michigan	1	623,777.10	0.77	5.750	777	623,777	73.53	100.00	100.00
Minnesota	1	411,000.00	0.51	5.625	730	411,000	80.00	100.00	100.00
New Jersey	1	900,000.00	1.11	5.750	642	900,000	47.37	100.00	100.00
New York	2	1,016,536.97	1.25	5.611	718	508,268	59.22	63.00	63.00
North Carolina	1	559,200.00	0.69	5.750	748	559,200	80.00	100.00	100.00
Ohio	3	2,466,291.94	3.04	5.630	729	822,097	69.43	100.00	20.03
Oregon	1	414,690.76	0.51	5.750	688	414,691	80.00	100.00	0.00
Pennsylvania	1	403,655.01	0.50	5.625	692	403,655	80.00	0.00	100.00
Texas	6	3,386,817.74	4.17	5.548	764	564,470	63.06	51.42	59.73
Virginia	15	7,092,206.11	8.73	5.728	759	472,814	74.16	93.52	81.48
Washington	12	5,747,245.26	7.08	5.566	768	478,937	74.63	93.07	43.63
Wisconsin	1	650,000.00	0.80	5.750	783	650,000	77.40	0.00	100.00
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	138	$74,796,415.95	92.08%	5.593%	744	$542,003	70.08%	82.77%	70.26%
Second Home	10	6,429,352.61	7.92	5.688	752	642,935	71.31	63.36	81.42
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family Residence	104	$58,304,360.72	71.78%	5.605%	742	$560,619	69.20%	79.50%	70.43%
PUD	28	14,658,217.79	18.05	5.581	760	523,508	72.20	84.55	78.26
Condo	16	8,263,190.05	10.17	5.607	730	516,449	73.50	87.59	63.50
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	87	$48,779,566.79	60.05%	5.563%	750	$560,685	74.00%	78.60%	68.24%
Refinance - Rate Term	22	13,405,001.10	16.50	5.659	738	609,318	62.21	83.66	73.00
Refinance - Cashout	39	19,041,200.67	23.44	5.656	734	488,236	66.00	86.27	77.27
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Loan Documentation

NatCity Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
FULL-ALT	59	$32,199,793.93	39.64%	5.674%	751	$545,759	73.96%	100.00%	73.46%
Stated	14	9,090,748.18	11.19	5.670	747	649,339	61.96	0.00	81.34
Sub-Total:	73	$41,290,542.11	50.83%	5.673%	750	$565,624	71.32%	77.98%	75.20%
WAMU Underwriting									
Full	64	$33,781,296.28	41.59%	5.537%	736	$527,833	69.46%	100.00%	62.04%
VVOE	6	3,695,358.83	4.55	5.493	754	615,893	68.68	0.00	100.00
Streamline	4	2,082,472.99	2.56	5.436	751	520,618	67.17	0.00	100.00
Low	1	376,098.35	0.46	5.375	682	376,098	40.86	0.00	0.00
Sub-Total:	75	$39,935,226.45	49.17%	5.526%	738	$532,470	69.00%	84.59%	66.95%
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
2.001 to 2.250	148	$81,225,768.56	100.00%	5.601%	744	$548,823	70.18%	81.23%	71.14%
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
9.751 to 10.000	3	$1,450,084.75	1.79%	5.000%	788	$483,362	68.80%	100.00%	61.19%
10.001 to 10.250	14	8,710,358.18	10.72	5.224	748	622,168	69.63	64.40	72.07
10.251 to 10.500	49	26,527,282.99	32.66	5.451	750	541,373	67.78	80.86	65.09
10.501 to 10.750	52	29,089,762.96	35.81	5.679	743	559,419	71.25	89.54	82.11
10.751 to 11.000	22	11,793,165.03	14.52	5.890	733	536,053	71.79	74.85	58.43
11.001 to 11.250	4	1,952,829.30	2.40	6.149	731	488,207	70.63	71.58	70.44
11.251 to 11.500	4	1,702,285.35	2.10	6.407	720	425,571	81.49	70.52	70.52
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
December 2011	2	$811,979.63	1.00%	5.979%	709	$405,990	61.87%	53.68%	53.68%
January 2012	2	1,311,159.21	1.61	5.282	733	655,580	66.76	31.37	68.63
February 2012	2	968,020.68	1.19	5.582	655	484,010	58.77	100.00	0.00
March 2012	3	1,256,141.11	1.55	5.630	760	418,714	66.70	68.29	100.00
April 2012	25	13,182,294.90	16.23	5.487	746	527,292	68.52	100.00	65.67
May 2012	79	42,901,566.30	52.82	5.640	740	543,058	71.84	81.08	72.24
June 2012	35	20,794,606.73	25.60	5.596	756	594,132	69.09	73.78	74.76
Total:	**148**	**$81,225,768.56**	**100.00%**	**5.601%**	**744**	**$548,823**	**70.18%**	**81.23%**	**71.14%**

GROUP 2 MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance	$382,134,935.56
Total Number of Loans	666

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$573,776.18	$53,154.34	$2,349,388.02
Original Balance	$578,090.69	$53,274.00	$2,350,000.00
Loan Rate	5.673%	4.625%	6.625%
Servicing Fee	0.266%	0.250%	0.375%
Net Loan Rate	5.406%	4.375%	6.375%
Gross Margin	2.316%	2.250%	2.750%
Maximum Loan Rate	10.804%	9.625%	12.625%
Original LTV	70.58%	17.76%	95.00%
Credit Score	749	650	829
Original Term (mos)	360	312	360
Remaining Term (mos)	357	308	359
Seasoning (mos)	3	1	8
Next Rate Reset	117	112	119
Rate Adj Freq	11	6	12
First Rate Adj Freq	120	120	120
IO Original Term (2)	120	120	120
IO Remaining Term (2)	117	112	119
Top State Concentrations ($)	CA(55.07%),VA(7.92%),MD(5.79%),FL(4.10%),CT(2.74%)		
First Pay Date		02/01/2005	09/01/2005
Rate Change Date		01/01/2015	08/01/2015
Maturity Date		05/01/2031	08/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1 Year LIBOR	546	$331,408,900.22	86.73%	5.666%	748	$606,976	71.11%	28.36%	84.73%
6 Month LIBOR	119	50,254,953.67	13.15	5.715	752	422,311	66.98	35.16	84.24
1 Year Treasury	1	471,081.67	0.12	5.875	714	471,082	79.93	0.00	0.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10/1 LIBOR Loans	83	$50,599,617.44	13.24%	5.616%	751	$609,634	69.85%	20.08%	0.00%
10/1 Treasury Loans	1	471,081.67	0.12	5.875	714	471,082	79.93	0.00	0.00
10/1 LIBOR IO Loans	463	280,809,282.78	73.48	5.675	748	606,500	71.34	29.86	100.00
10/6 LIBOR Loans	20	7,922,448.28	2.07	5.654	764	396,122	65.20	57.59	0.00
10/6 LIBOR IO Loans	99	42,332,505.39	11.08	5.726	749	427,601	67.31	30.97	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	104	$58,993,147.39	15.44%	5.623%	753	$567,242	69.31%	24.95%	0.00%
120 Month Interest-Only	562	323,141,788.17	84.56	5.682	748	574,985	70.81	30.00	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
0.01 to 100,000.00	1	$53,154.34	0.01%	5.375%	780	$53,154	17.76%	0.00%	0.00%
100,000.01 to 200,000.00	13	2,021,200.38	0.53	5.817	749	155,477	70.57	40.08	75.45
200,000.01 to 300,000.00	20	4,949,452.54	1.30	5.708	747	247,473	72.02	26.16	83.78
300,000.01 to 400,000.00	96	36,479,138.16	9.55	5.711	748	379,991	70.71	25.77	86.27
400,000.01 to 500,000.00	179	80,447,844.91	21.05	5.690	751	449,429	71.24	26.34	82.23
500,000.01 to 600,000.00	139	76,262,516.99	19.96	5.695	744	548,651	72.67	27.80	82.61
600,000.01 to 700,000.00	90	57,566,640.38	15.06	5.705	744	639,629	72.21	31.51	90.06
700,000.01 to 800,000.00	45	33,723,218.97	8.82	5.679	750	749,405	74.08	37.63	91.15
800,000.01 to 900,000.00	17	14,481,923.16	3.79	5.565	733	851,878	70.75	35.44	94.14
900,000.01 to 1,000,000.00	42	41,092,440.66	10.75	5.616	751	978,391	66.58	16.61	79.18
1,000,000.01 to 1,100,000.00	2	2,114,000.00	0.55	5.813	736	1,057,000	63.00	50.24	100.00
1,100,000.01 to 1,200,000.00	5	5,924,756.29	1.55	5.820	756	1,184,951	58.59	20.00	79.81
1,200,000.01 to 1,300,000.00	3	3,735,822.84	0.98	5.500	788	1,245,274	66.29	66.27	100.00
1,300,000.01 to 1,400,000.00	2	2,706,761.73	0.71	5.560	790	1,353,381	61.95	48.39	0.00
1,400,000.01 to 1,500,000.00	5	7,352,475.61	1.92	5.650	777	1,470,495	71.58	40.80	80.17
1,500,000.01 to 2,000,000.00	6	10,874,200.58	2.85	5.268	756	1,812,367	63.30	33.12	85.28
2,000,000.01 to 2,500,000.00	1	2,349,388.02	0.61	6.250	795	2,349,388	39.17	100.00	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

GROUP 2 MORTGAGE LOANS

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
4.501 to 4.750	2	$2,082,500.00	0.54%	4.650%	790	$1,041,250	67.59%	0.00%	100.00%
4.751 to 5.000	4	3,170,000.00	0.83	4.895	747	792,500	75.63	12.44	100.00
5.001 to 5.250	27	15,508,209.58	4.06	5.214	739	574,378	65.34	40.54	77.39
5.251 to 5.500	173	108,813,447.01	28.48	5.458	754	628,979	68.30	33.29	80.85
5.501 to 5.750	259	146,752,211.22	38.40	5.692	750	566,611	72.02	27.23	84.41
5.751 to 6.000	164	85,253,641.36	22.31	5.911	743	519,839	72.40	29.41	86.63
6.001 to 6.250	29	15,618,942.49	4.09	6.179	749	538,584	68.21	23.89	97.63
6.251 to 6.500	5	3,407,423.90	0.89	6.453	735	681,485	67.19	0.00	100.00
6.501 to 6.750	3	1,528,560.00	0.40	6.625	748	509,520	71.23	0.00	100.00
Total:	666	$382,134,935.56	100.00%	5.673%	749	$573,776	70.58%	29.22%	84.56%

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
301 to 312	1	$381,600.00	0.10%	5.625%	772	$381,600	80.00%	100.00%	100.00%
349 to 360	665	381,753,335.56	99.90	5.673	749	574,065	70.57	29.15	84.55
Total:	666	$382,134,935.56	100.00%	5.673%	749	$573,776	70.58%	29.22%	84.56%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10.01 to 20.00	1	$53,154.34	0.01%	5.375%	780	$53,154	17.76%	0.00%	0.00%
20.01 to 30.00	3	1,929,955.21	0.51	5.487	784	643,318	22.25	48.19	100.00
30.01 to 40.00	13	8,340,748.67	2.18	5.750	766	641,596	36.32	47.01	100.00
40.01 to 50.00	32	21,247,602.60	5.56	5.698	768	663,988	46.35	30.89	71.66
50.01 to 60.00	62	37,653,217.46	9.85	5.617	745	607,310	55.60	19.37	85.19
60.01 to 70.00	135	82,501,951.91	21.59	5.606	752	611,126	66.57	36.41	79.78
70.01 to 75.00	79	47,722,682.15	12.49	5.703	745	604,085	73.59	30.69	89.15
75.01 to 80.00	338	181,700,507.34	47.55	5.701	746	537,575	79.53	26.31	86.13
85.01 to 90.00	1	473,729.76	0.12	5.750	772	473,730	89.86	100.00	100.00
90.01 to 95.00	2	511,386.12	0.13	6.111	740	255,693	95.00	0.00	44.38
Total:	666	$382,134,935.56	100.00%	5.673%	749	$573,776	70.58%	29.22%	84.56%

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
626 to 650	1	$444,000.00	0.12%	6.000%	650	$444,000	80.00%	100.00%	100.00%
651 to 675	22	12,879,619.70	3.37	5.651	665	585,437	74.54	46.51	87.19
676 to 700	48	25,662,682.79	6.72	5.730	690	534,639	70.95	48.99	80.92
701 to 725	126	67,660,008.17	17.71	5.686	714	536,984	71.35	23.65	88.51
726 to 750	129	78,543,143.47	20.55	5.691	739	608,862	72.12	21.07	88.47
751 to 775	162	92,240,597.59	24.14	5.658	764	569,386	70.88	24.98	79.81
776 to 800	147	86,497,120.72	22.64	5.655	787	588,416	67.66	35.67	83.85
801 to 825	30	17,437,763.12	4.56	5.634	807	581,259	69.84	31.27	82.68
826 to 850	1	770,000.00	0.20	5.500	829	770,000	70.00	100.00	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

GROUP 2 MORTGAGE LOANS

Geographic Area

Geographic Area	Number Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Alabama	1	$647,806.00	0.17%	5.500%	702	$647,806	79.75%	0.00%	0.00%
Arizona	14	7,055,782.51	1.85	5.798	735	503,984	69.45	32.86	94.34
California	349	210,422,968.71	55.07	5.674	748	602,931	70.02	20.41	83.02
Colorado	15	7,543,944.90	1.97	5.748	767	502,930	70.05	38.65	94.15
Connecticut	16	10,452,618.57	2.74	5.630	764	653,289	64.52	54.00	95.53
Delaware	4	1,857,729.76	0.49	5.791	757	464,432	74.97	49.51	100.00
District of Columbia	5	3,025,901.29	0.79	5.711	752	605,180	73.36	67.02	100.00
Florida	28	15,673,516.76	4.10	5.732	747	559,768	70.24	35.36	96.00
Georgia	12	5,728,462.69	1.50	5.583	769	477,372	72.28	51.08	89.64
Hawaii	2	920,000.00	0.24	5.557	728	460,000	65.90	0.00	100.00
Idaho	3	1,751,000.00	0.46	5.773	763	583,667	78.91	0.00	100.00
Illinois	12	8,414,255.93	2.20	5.588	722	701,188	63.14	36.35	76.78
Kansas	1	381,600.00	0.10	5.625	772	381,600	80.00	100.00	100.00
Kentucky	1	411,300.00	0.11	5.625	783	411,300	73.06	0.00	100.00
Maine	1	219,257.11	0.06	5.375	769	219,257	64.71	100.00	0.00
Maryland	38	22,118,601.64	5.79	5.622	751	582,068	71.68	52.17	90.86
Massachusetts	7	4,717,012.66	1.23	5.669	745	673,859	72.74	19.42	32.84
Michigan	2	1,476,000.00	0.39	5.790	746	738,000	73.18	32.25	100.00
Minnesota	4	2,836,600.00	0.74	5.727	741	709,150	67.33	56.74	100.00
Mississippi	1	126,002.18	0.03	5.750	762	126,002	80.00	0.00	0.00
Montana	1	536,000.00	0.14	5.875	750	536,000	80.00	0.00	100.00
Nebraska	2	898,600.00	0.24	5.779	745	449,300	79.98	77.19	100.00
Nevada	9	4,790,304.16	1.25	5.783	754	532,256	76.37	0.00	91.90
New Jersey	12	5,339,880.27	1.40	5.677	742	444,990	73.09	24.14	79.38
New York	9	5,222,187.37	1.37	5.664	742	580,243	71.62	18.35	66.21
North Carolina	11	6,712,307.54	1.76	5.646	762	610,210	72.62	14.53	93.26
Ohio	6	1,953,589.99	0.51	5.737	754	325,598	80.00	35.79	100.00
Oregon	4	2,451,719.27	0.64	5.397	724	612,930	74.64	100.00	100.00
Pennsylvania	4	1,879,619.56	0.49	5.724	722	469,905	71.69	45.56	43.41
Rhode Island	3	1,272,890.71	0.33	5.510	772	424,297	67.70	67.95	44.11
South Carolina	3	1,304,593.19	0.34	5.538	753	434,864	68.94	34.53	65.47
Tennessee	5	2,208,712.53	0.58	5.547	756	441,743	78.94	19.56	79.79
Texas	7	3,610,785.07	0.94	5.638	742	515,826	80.00	64.96	72.93
Utah	2	530,200.00	0.14	5.625	722	265,100	76.91	100.00	100.00
Virginia	58	30,269,542.36	7.92	5.718	749	521,889	70.74	47.62	88.98
Washington	11	6,013,642.83	1.57	5.494	772	546,695	76.28	21.03	68.18
Wisconsin	2	792,000.00	0.21	5.751	772	396,000	53.01	0.00	100.00
Wyoming	1	568,000.00	0.15	5.750	692	568,000	80.00	0.00	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

GROUP 2 MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	627	$358,258,193.07	93.75%	5.665%	748	$571,385	70.72%	28.21%	84.39%
Second Home	38	23,488,292.49	6.15	5.783	760	618,113	68.3	45.19	86.94
Investment	1	388,450.00	0.10	6.500	656	388,450	79.83	0.00	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family Residence	401	$232,378,614.88	60.81%	5.667%	750	$579,498	69.83%	31.86%	84.29%
PUD	186	108,457,804.28	28.38	5.669	746	583,106	70.60	24.64	85.78
Condo	69	34,384,024.13	9.00	5.722	756	498,319	75.16	26.09	84.51
2-4 Family	4	2,926,038.63	0.77	5.559	717	731,510	70.59	34.86	59.13
Co-op	3	2,408,553.64	0.63	5.556	744	802,851	71.27	22.31	77.69
Townhouse	3	1,579,900.00	0.41	6.070	743	526,633	77.75	23.95	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	400	$232,130,859.08	60.75%	5.653%	753	$580,327	74.60%	25.75%	85.22%
Refinance - Rate Term	114	66,554,841.66	17.42	5.686	744	583,814	66.40	28.74	82.44
Refinance - Cashout	152	83,449,234.82	21.84	5.718	741	549,008	62.72	39.27	84.44
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Loan Documentation

Countrywide Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Preferred	291	$168,858,656.97	44.19%	5.679%	751	$580,270	71.90%	0.00%	83.04%
Alternative	86	57,244,215.85	14.98	5.584	739	665,630	70.82	0.00	78.57
Full	74	50,332,635.82	13.17	5.644	742	680,171	70.27	100.00	82.68
Reduced	1	388,450.00	0.10	6.500	656	388,450	79.83	0.00	100.00
Sub-Total:	**452**	**$276,823,958.64**	**72.44%**	**5.654%**	**747**	**$612,442**	**71.39%**	**18.18%**	**82.07%**
NatCity Underwriting									
FULL-ALT	75	$43,666,597.28	11.43%	5.704%	756	$582,221	71.85%	100.00%	96.70%
Stated	20	11,389,425.97	2.98	5.819	755	569,471	61.79	0.00	100.00
Sub-Total:	**95**	**$55,056,023.25**	**14.41%**	**5.727%**	**755**	**$579,537**	**69.77%**	**79.31%**	**97.38%**
Indymac Underwriting									
Fast Forward	69	$28,283,193.83	7.40%	5.807%	757	$409,901	69.11%	0.00%	90.47%
Full	40	17,671,750.11	4.62	5.574	743	441,794	64.25	100.00	74.18
Reduced	10	4,300,009.73	1.13	5.686	748	430,001	64.17	0.00	84.55
Sub-Total:	**119**	**$50,254,953.67**	**13.15%**	**5.715%**	**752**	**$422,311**	**66.98%**	**35.16%**	**84.24%**
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
2.001 to 2.250	546	$331,408,900.22	86.73%	5.666%	748	$606,976	71.11%	28.36%	84.73%
2.501 to 2.750	120	50,726,035.34	13.27	5.716	751	422,717	67.10	34.84	83.45
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
9.501 to 9.750	2	$2,082,500.00	0.54%	4.650%	790	$1,041,250	67.59%	0.00%	100.00%
9.751 to 10.000	3	2,775,700.00	0.73	4.898	749	925,233	78.01	0.00	100.00
10.001 to 10.250	20	12,443,190.73	3.26	5.220	736	622,160	68.03	28.95	82.11
10.251 to 10.500	143	94,696,023.42	24.78	5.459	753	662,210	69.68	32.20	79.11
10.501 to 10.750	229	135,394,636.05	35.43	5.692	749	591,243	72.29	26.34	85.26
10.751 to 11.000	128	69,677,920.70	18.23	5.907	743	544,359	72.54	30.00	86.94
11.001 to 11.250	25	15,226,845.94	3.98	5.983	749	609,074	62.82	42.14	91.59
11.251 to 11.500	33	16,251,347.49	4.25	5.591	753	492,465	59.35	35.31	93.54
11.501 to 11.750	32	12,266,135.17	3.21	5.757	757	383,317	68.76	34.97	76.20
11.751 to 12.000	37	15,970,020.66	4.18	5.902	744	431,622	71.47	28.58	85.59
12.001 to 12.250	11	3,457,115.40	0.90	6.163	745	314,283	79.76	0.00	89.29
12.251 to 12.500	2	1,273,500.00	0.33	6.375	763	636,750	77.21	0.00	100.00
12.501 to 12.750	1	620,000.00	0.16	6.625	731	620,000	74.34	0.00	100.00
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
January 2015	1	$420,881.23	0.11%	5.625%	691	$420,881	58.63%	0.00%	100.00%
April 2015	4	1,867,094.90	0.49	5.477	771	466,774	66.89	79.81	73.90
May 2015	99	61,587,190.14	16.12	5.738	757	622,093	68.83	68.19	95.83
June 2015	198	115,539,194.90	30.24	5.700	748	583,531	71.84	26.80	84.89
July 2015	345	191,376,478.11	50.08	5.635	747	554,714	70.60	17.96	80.84
August 2015	19	11,344,096.28	2.97	5.721	742	597,058	67.87	25.06	84.06
Total:	**666**	**$382,134,935.56**	**100.00%**	**5.673%**	**749**	**$573,776**	**70.58%**	**29.22%**	**84.56%**

Class 1-A Yield Table (To Maturity)

	15%	20%	25%	30%	35%
	CPR	CPR	CPR	CPR	CPR
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.4551	5.57	5.52	5.50	5.48	5.48
99.5051	5.56	5.51	5.48	5.46	5.45
99.5551	5.54	5.49	5.46	5.44	5.43
99.6051	5.53	5.48	5.44	5.42	5.40
99.6551	5.52	5.46	5.42	5.39	5.37
99.7051	5.51	5.45	5.41	5.37	5.35
99.7551	5.50	5.44	5.39	5.35	5.32
99.8051	5.49	5.42	5.37	5.33	5.30
99.8551	5.47	5.41	5.35	5.31	5.27
99.9051	5.46	5.39	5.33	5.29	5.25
99.9551	5.45	5.38	5.32	5.26	5.22
100.0051	5.44	5.36	5.30	5.24	5.20
100.0551	5.43	5.35	5.28	5.22	5.17
100.1051	5.42	5.33	5.26	5.20	5.14
100.1551	5.40	5.32	5.24	5.18	5.12
100.2051	**5.39**	**5.30**	**5.23**	**5.16**	**5.09**
100.2551	5.38	5.29	5.21	5.14	5.07
100.3051	5.37	5.28	5.19	5.11	5.04
100.3551	5.36	5.26	5.17	5.09	5.02
100.4051	5.35	5.25	5.16	5.07	4.99
100.4551	5.34	5.23	5.14	5.05	4.97
100.5051	5.32	5.22	5.12	5.03	4.94
100.5551	5.31	5.20	5.10	5.01	4.92
100.6051	5.30	5.19	5.08	4.99	4.89
100.6551	5.29	5.17	5.07	4.97	4.87
100.7051	5.28	5.16	5.05	4.94	4.84
100.7551	5.27	5.15	5.03	4.92	4.82
100.8051	5.26	5.13	5.01	4.90	4.79
100.8551	5.24	5.12	5.00	4.88	4.77
100.9051	5.23	5.10	4.98	4.86	4.74
100.9551	5.22	5.09	4.96	4.84	4.72
WAL	5.60	4.23	3.33	2.69	2.23
Mod Durn	4.31	3.42	2.79	2.32	1.96
Principal Window	Oct05 - May35	Oct05 - May35	Oct05 - May35	Oct05 - May35	Oct05 - May35

Class 2-A Yield Table (To Maturity)

	15%	20%	25%	30%	35%
	CPR	CPR	CPR	CPR	CPR
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.39063	5.61	5.59	5.58	5.59	5.60
99.44063	5.60	5.57	5.56	5.57	5.58
99.49063	5.58	5.56	5.55	5.55	5.55
99.54063	5.57	5.54	5.53	5.52	5.52
99.59063	5.56	5.53	5.51	5.50	5.50
99.64063	5.55	5.51	5.49	5.48	5.47
99.69063	5.54	5.50	5.47	5.46	5.45
99.74063	5.53	5.49	5.46	5.44	5.42
99.79063	5.51	5.47	5.44	5.42	5.40
99.84063	5.50	5.46	5.42	5.39	5.37
99.89063	5.49	5.44	5.40	5.37	5.35
99.94063	5.48	5.43	5.39	5.35	5.32
99.99063	5.47	5.41	5.37	5.33	5.30
100.04063	5.46	5.40	5.35	5.31	5.27
100.09063	5.45	5.38	5.33	5.29	5.24
100.14063	**5.43**	**5.37**	**5.31**	**5.27**	**5.22**
100.19063	5.42	5.35	5.30	5.24	5.19
100.24063	5.41	5.34	5.28	5.22	5.17
100.29063	5.40	5.33	5.26	5.20	5.14
100.34063	5.39	5.31	5.24	5.18	5.12
100.39063	5.38	5.30	5.23	5.16	5.09
100.44063	5.37	5.28	5.21	5.14	5.07
100.49063	5.35	5.27	5.19	5.12	5.04
100.54063	5.34	5.25	5.17	5.10	5.02
100.59063	5.33	5.24	5.16	5.07	4.99
100.64063	5.32	5.23	5.14	5.05	4.97
100.69063	5.31	5.21	5.12	5.03	4.94
100.74063	5.30	5.20	5.10	5.01	4.92
100.79063	5.29	5.18	5.09	4.99	4.89
100.84063	5.28	5.17	5.07	4.97	4.87
100.89063	5.26	5.15	5.05	4.95	4.84
WAL	5.72	4.30	3.36	2.72	2.24
Mod Durn	4.35	3.44	2.80	2.33	1.96
Principal Window	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35

Class M-1 Yield Table (To Maturity)

	15%	20%	25%	30%	35%
	CPR	CPR	CPR	CPR	CPR
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
95.87594	6.12	6.20	6.25	6.30	6.34
96.02594	6.09	6.17	6.22	6.27	6.31
96.17594	6.07	6.14	6.19	6.23	6.27
96.32594	6.05	6.12	6.16	6.20	6.24
96.47594	6.03	6.09	6.13	6.16	6.20
96.62594	6.00	6.06	6.10	6.13	6.16
96.77594	5.98	6.03	6.07	6.10	6.13
96.92594	5.96	6.01	6.04	6.07	6.09
97.07594	5.94	5.98	6.01	6.03	6.06
97.22594	5.92	5.95	5.98	6.00	6.02
97.37594	5.90	5.92	5.95	5.97	5.99
97.52594	5.87	5.90	5.92	5.93	5.95
97.67594	5.85	5.87	5.89	5.90	5.92
97.82594	5.83	5.84	5.85	5.87	5.88
97.97594	5.81	5.82	5.82	5.83	5.85
98.12594	**5.79**	**5.79**	**5.79**	**5.80**	**5.81**
98.27594	5.77	5.76	5.76	5.77	5.78
98.42594	5.74	5.74	5.73	5.74	5.74
98.57594	5.72	5.71	5.70	5.70	5.71
98.72594	5.70	5.68	5.67	5.67	5.67
98.87594	5.68	5.66	5.64	5.64	5.64
99.02594	5.66	5.63	5.62	5.61	5.61
99.17594	5.64	5.60	5.59	5.58	5.57
99.32594	5.62	5.58	5.56	5.54	5.54
99.47594	5.59	5.55	5.53	5.51	5.50
99.62594	5.57	5.52	5.50	5.48	5.47
99.77594	5.55	5.50	5.47	5.45	5.43
99.92594	5.53	5.47	5.44	5.42	5.40
100.07594	5.51	5.45	5.41	5.38	5.37
100.22594	5.49	5.42	5.38	5.35	5.33
100.37594	5.47	5.39	5.35	5.32	5.30
WAL	9.79	7.42	6.38	5.75	5.30
Mod Durn	7.05	5.68	5.05	4.67	4.38
Principal Window	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35

Class M-2 Yield Table (To Maturity)

	15%	20%	25%	30%	35%
	CPR	CPR	CPR	CPR	CPR
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
94.71104	6.29	6.42	6.50	6.56	6.62
94.86104	6.27	6.39	6.47	6.53	6.59
95.01104	6.25	6.36	6.43	6.49	6.55
95.16104	6.22	6.33	6.40	6.46	6.51
95.31104	6.20	6.30	6.37	6.43	6.48
95.46104	6.18	6.27	6.34	6.39	6.44
95.61104	6.16	6.25	6.31	6.36	6.41
95.76104	6.13	6.22	6.28	6.32	6.37
95.91104	6.11	6.19	6.25	6.29	6.33
96.06104	6.09	6.16	6.22	6.26	6.30
96.21104	6.07	6.14	6.18	6.22	6.26
96.36104	6.04	6.11	6.15	6.19	6.23
96.51104	6.02	6.08	6.12	6.16	6.19
96.66104	6.00	6.05	6.09	6.12	6.16
96.81104	5.98	6.03	6.06	6.09	6.12
96.96104	**5.96**	**6.00**	**6.03**	**6.06**	**6.09**
97.11104	5.93	5.97	6.00	6.02	6.05
97.26104	5.91	5.94	5.97	5.99	6.01
97.41104	5.89	5.92	5.94	5.96	5.98
97.56104	5.87	5.89	5.91	5.93	5.94
97.71104	5.85	5.86	5.88	5.89	5.91
97.86104	5.82	5.84	5.85	5.86	5.87
98.01104	5.80	5.81	5.82	5.83	5.84
98.16104	5.78	5.78	5.79	5.79	5.80
98.31104	5.76	5.76	5.76	5.76	5.77
98.46104	5.74	5.73	5.73	5.73	5.74
98.61104	5.72	5.70	5.70	5.70	5.70
98.76104	5.70	5.68	5.67	5.66	5.67
98.91104	5.67	5.65	5.64	5.63	5.63
99.06104	5.65	5.62	5.61	5.60	5.60
99.21104	5.63	5.6	5.58	5.57	5.56
WAL	9.79	7.42	6.38	5.75	5.30
Mod Durn	7.01	5.65	5.03	4.65	4.36
Principal Window	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35

Class M-3 Yield Table (To Maturity)

	15%	20%	25%	30%	35%
	CPR	CPR	CPR	CPR	CPR
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
92.8853	6.57	6.76	6.89	6.98	7.07
93.0353	6.55	6.73	6.86	6.95	7.04
93.1853	6.52	6.71	6.82	6.91	7.00
93.3353	6.50	6.68	6.79	6.88	6.96
93.4853	6.48	6.65	6.76	6.84	6.93
93.6353	6.46	6.62	6.73	6.81	6.89
93.7853	6.43	6.59	6.69	6.78	6.85
93.9353	6.41	6.56	6.66	6.74	6.81
94.0853	6.39	6.53	6.63	6.71	6.78
94.2353	6.36	6.51	6.60	6.67	6.74
94.3853	6.34	6.48	6.57	6.64	6.70
94.5353	6.32	6.45	6.53	6.60	6.67
94.6853	6.29	6.42	6.50	6.57	6.63
94.8353	6.27	6.39	6.47	6.53	6.59
94.9853	6.25	6.36	6.44	6.50	6.56
95.1353	**6.23**	**6.34**	**6.41**	**6.47**	**6.52**
95.2853	6.20	6.31	6.38	6.43	6.48
95.4353	6.18	6.28	6.35	6.40	6.45
95.5853	6.16	6.25	6.31	6.36	6.41
95.7353	6.14	6.22	6.28	6.33	6.38
95.8853	6.11	6.20	6.25	6.30	6.34
96.0353	6.09	6.17	6.22	6.26	6.30
96.1853	6.07	6.14	6.19	6.23	6.27
96.3353	6.05	6.11	6.16	6.20	6.23
96.4853	6.03	6.09	6.13	6.16	6.20
96.6353	6.00	6.06	6.10	6.13	6.16
96.7853	5.98	6.03	6.07	6.10	6.13
96.9353	5.96	6.00	6.04	6.06	6.09
97.0853	5.94	5.98	6.01	6.03	6.06
97.2353	5.92	5.95	5.97	6.00	6.02
97.3853	5.89	5.92	5.94	5.96	5.99
WAL	9.79	7.42	6.38	5.75	5.30
Mod Durn	6.95	5.60	4.99	4.61	4.33
Principal Window	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35	Oct05 - Jul35

Class 1-A Yield Table (To Roll Date)

	15%	20%	25%	30%	35%
	CPB	CPB	CPB	CPB	CPB
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	**Yield (%)**	**Yield (%)**	**Yield (%)**	**Yield (%)**	**Yield (%)**
99.4551	5.41	5.41	5.42	5.44	5.45
99.5051	5.39	5.40	5.40	5.41	5.42
99.5551	5.38	5.38	5.38	5.39	5.40
99.6051	5.36	5.36	5.36	5.37	5.37
99.6551	5.35	5.35	5.34	5.34	5.34
99.7051	5.33	5.33	5.32	5.32	5.32
99.7551	5.32	5.31	5.31	5.30	5.29
99.8051	5.30	5.29	5.29	5.28	5.26
99.8551	5.29	5.28	5.27	5.25	5.24
99.9051	5.27	5.26	5.25	5.23	5.21
99.9551	5.26	5.24	5.23	5.21	5.18
100.0051	5.24	5.23	5.21	5.18	5.16
100.0551	5.23	5.21	5.19	5.16	5.13
100.1051	5.21	5.19	5.17	5.14	5.11
100.1551	5.20	5.17	5.15	5.11	5.08
100.2051	**5.18**	**5.16**	**5.13**	**5.09**	**5.05**
100.2551	5.17	5.14	5.11	5.07	5.03
100.3051	5.15	5.12	5.09	5.05	5.00
100.3551	5.14	5.11	5.07	5.02	4.97
100.4051	5.12	5.09	5.05	5.00	4.95
100.4551	5.11	5.07	5.03	4.98	4.92
100.5051	5.10	5.06	5.01	4.96	4.90
100.5551	5.08	5.04	4.99	4.93	4.87
100.6051	5.07	5.02	4.97	4.91	4.84
100.6551	5.05	5.00	4.95	4.89	4.82
100.7051	5.04	4.99	4.93	4.87	4.79
100.7551	5.02	4.97	4.91	4.84	4.77
100.8051	5.01	4.95	4.89	4.82	4.74
100.8551	4.99	4.94	4.87	4.80	4.71
100.9051	4.98	4.92	4.85	4.78	4.69
100.9551	4.96	4.9	4.83	4.75	4.66
WAL	3.97	3.39	2.89	2.47	2.12
Mod Durn	3.39	2.92	2.52	2.18	1.89
Principal Window	Oct05 - May12	Oct05 - May12	Oct05 - May12	Oct05 - May12	Oct05 - May12

Class 2-A Yield Table (To Roll Date)

	15%	20%	25%	30%	35%
	CPB	CPB	CPB	CPB	CPB
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.39063	5.53	5.55	5.56	5.58	5.60
99.44063	5.52	5.53	5.54	5.56	5.57
99.49063	5.51	5.51	5.52	5.53	5.54
99.54063	5.49	5.50	5.50	5.51	5.52
99.59063	5.48	5.48	5.49	5.49	5.49
99.64063	5.47	5.47	5.47	5.47	5.47
99.69063	5.45	5.45	5.45	5.45	5.44
99.74063	5.44	5.44	5.43	5.42	5.42
99.79063	5.43	5.42	5.41	5.40	5.39
99.84063	5.42	5.41	5.39	5.38	5.36
99.89063	5.40	5.39	5.37	5.36	5.34
99.94063	5.39	5.37	5.36	5.34	5.31
99.99063	5.38	5.36	5.34	5.31	5.29
100.04063	5.36	5.34	5.32	5.29	5.26
100.09063	5.35	5.33	5.30	5.27	5.24
100.14063	**5.34**	**5.31**	**5.28**	**5.25**	**5.21**
100.19063	5.33	5.30	5.26	5.23	5.19
100.24063	5.31	5.28	5.25	5.21	5.16
100.29063	5.30	5.27	5.23	5.18	5.13
100.34063	5.29	5.25	5.21	5.16	5.11
100.39063	5.28	5.24	5.19	5.14	5.08
100.44063	5.26	5.22	5.17	5.12	5.06
100.49063	5.25	5.21	5.15	5.10	5.03
100.54063	5.24	5.19	5.14	5.08	5.01
100.59063	5.22	5.18	5.12	5.05	4.98
100.64063	5.21	5.16	5.10	5.03	4.96
100.69063	5.20	5.14	5.08	5.01	4.93
100.74063	5.19	5.13	5.06	4.99	4.91
100.79063	5.17	5.11	5.05	4.97	4.88
100.84063	5.16	5.10	5.03	4.95	4.86
100.89063	5.15	5.08	5.01	4.92	4.83
WAL	4.78	3.89	3.19	2.64	2.21
Mod Durn	3.89	3.23	2.71	2.29	1.95
Principal Window	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15

Class M-1 Yield Table (To Roll Date)

	15%	20%	25%	30%	35%
	CPB	CPB	CPB	CPB	CPB
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
95.87594	6.09	6.19	6.25	6.30	6.35
96.02594	6.07	6.16	6.22	6.27	6.31
96.17594	6.04	6.13	6.19	6.23	6.27
96.32594	6.01	6.10	6.16	6.20	6.24
96.47594	5.99	6.07	6.12	6.16	6.20
96.62594	5.96	6.04	6.09	6.13	6.16
96.77594	5.94	6.01	6.06	6.09	6.13
96.92594	5.91	5.98	6.03	6.06	6.09
97.07594	5.88	5.95	5.99	6.02	6.05
97.22594	5.86	5.92	5.96	5.99	6.02
97.37594	5.83	5.89	5.93	5.96	5.98
97.52594	5.81	5.86	5.90	5.92	5.95
97.67594	5.78	5.83	5.86	5.89	5.91
97.82594	5.76	5.80	5.83	5.85	5.87
97.97594	5.73	5.77	5.80	5.82	5.84
98.12594	**5.70**	**5.74**	**5.77**	**5.79**	**5.80**
98.27594	5.68	5.71	5.74	5.75	5.77
98.42594	5.65	5.69	5.70	5.72	5.73
98.57594	5.63	5.66	5.67	5.69	5.70
98.72594	5.60	5.63	5.64	5.65	5.66
98.87594	5.58	5.60	5.61	5.62	5.63
99.02594	5.55	5.57	5.58	5.58	5.59
99.17594	5.53	5.54	5.55	5.55	5.56
99.32594	5.50	5.51	5.51	5.52	5.52
99.47594	5.48	5.48	5.48	5.48	5.49
99.62594	5.45	5.45	5.45	5.45	5.45
99.77594	5.43	5.42	5.42	5.42	5.42
99.92594	5.40	5.39	5.39	5.39	5.38
100.07594	5.38	5.37	5.36	5.35	5.35
100.22594	5.35	5.34	5.33	5.32	5.31
100.37594	5.33	5.31	5.3	5.29	5.28
WAL	7.58	6.40	5.83	5.44	5.12
Mod Durn	5.98	5.16	4.77	4.50	4.28
Principal Window	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15

Class M-2 Yield Table (To Roll Date)

	15%	20%	25%	30%	35%
	CPB	CPB	CPB	CPB	CPB
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
94.71104	6.30	6.43	6.51	6.57	6.63
94.86104	6.27	6.40	6.48	6.54	6.60
95.01104	6.24	6.37	6.45	6.50	6.56
95.16104	6.22	6.34	6.41	6.47	6.52
95.31104	6.19	6.31	6.38	6.43	6.48
95.46104	6.16	6.28	6.35	6.40	6.45
95.61104	6.14	6.25	6.31	6.36	6.41
95.76104	6.11	6.22	6.28	6.33	6.37
95.91104	6.09	6.19	6.25	6.29	6.34
96.06104	6.06	6.16	6.21	6.26	6.30
96.21104	6.03	6.13	6.18	6.22	6.26
96.36104	6.01	6.09	6.15	6.19	6.23
96.51104	5.98	6.06	6.12	6.15	6.19
96.66104	5.96	6.03	6.08	6.12	6.15
96.81104	5.93	6.00	6.05	6.09	6.12
96.96104	**5.90**	**5.97**	**6.02**	**6.05**	**6.08**
97.11104	5.88	5.94	5.99	6.02	6.05
97.26104	5.85	5.91	5.95	5.98	6.01
97.41104	5.83	5.89	5.92	5.95	5.97
97.56104	5.80	5.86	5.89	5.91	5.94
97.71104	5.78	5.83	5.86	5.88	5.90
97.86104	5.75	5.80	5.82	5.85	5.87
98.01104	5.72	5.77	5.79	5.81	5.83
98.16104	5.70	5.74	5.76	5.78	5.80
98.31104	5.67	5.71	5.73	5.74	5.76
98.46104	5.65	5.68	5.70	5.71	5.72
98.61104	5.62	5.65	5.66	5.68	5.69
98.76104	5.60	5.62	5.63	5.64	5.65
98.91104	5.57	5.59	5.60	5.61	5.62
99.06104	5.55	5.56	5.57	5.58	5.58
99.21104	5.52	5.53	5.54	5.54	5.55
WAL	7.58	6.40	5.83	5.44	5.12
Mod Durn	5.96	5.14	4.75	4.48	4.26
Principal Window	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15

Class M-3 Yield Table (To Roll Date)

	15%	20%	25%	30%	35%
	CPB	CPB	CPB	CPB	CPB
	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
92.8853	6.63	6.81	6.93	7.01	7.09
93.0353	6.60	6.78	6.89	6.97	7.05
93.1853	6.57	6.75	6.86	6.94	7.02
93.3353	6.54	6.72	6.82	6.90	6.98
93.4853	6.52	6.69	6.79	6.87	6.94
93.6353	6.49	6.65	6.75	6.83	6.90
93.7853	6.46	6.62	6.72	6.79	6.86
93.9353	6.44	6.59	6.69	6.76	6.83
94.0853	6.41	6.56	6.65	6.72	6.79
94.2353	6.38	6.53	6.62	6.69	6.75
94.3853	6.36	6.50	6.59	6.65	6.71
94.5353	6.33	6.47	6.55	6.62	6.68
94.6853	6.30	6.44	6.52	6.58	6.64
94.8353	6.28	6.41	6.48	6.54	6.60
94.9853	6.25	6.37	6.45	6.51	6.56
95.1353	**6.22**	**6.34**	**6.42**	**6.47**	**6.53**
95.2853	6.20	6.31	6.38	6.44	6.49
95.4353	6.17	6.28	6.35	6.40	6.45
95.5853	6.14	6.25	6.32	6.37	6.42
95.7353	6.12	6.22	6.29	6.33	6.38
95.8853	6.09	6.19	6.25	6.30	6.34
96.0353	6.06	6.16	6.22	6.26	6.31
96.1853	6.04	6.13	6.19	6.23	6.27
96.3353	6.01	6.10	6.15	6.19	6.23
96.4853	5.99	6.07	6.12	6.16	6.20
96.6353	5.96	6.04	6.09	6.13	6.16
96.7853	5.93	6.01	6.06	6.09	6.12
96.9353	5.91	5.98	6.02	6.06	6.09
97.0853	5.88	5.95	5.99	6.02	6.05
97.2353	5.86	5.92	5.96	5.99	6.02
97.3853	5.83	5.89	5.93	5.95	5.98
WAL	7.58	6.40	5.83	5.44	5.12
Mod Durn	5.93	5.11	4.72	4.46	4.24
Principal Window	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15	Oct05 - Jul15